SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated February 1, 2010

Nokia Corporation

Nokia House

Keilalahdentie 4

02150 Espoo

Finland

(Name and address of registrant’s principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F   ☒            Form 40-F   ☐

Enclosures:

1.               Nokia stock exchange release dated February 1, 2010: Notice to the Annual General Meeting of Nokia Corporation

STOCK EXCHANGE RELEASE

February 1, 2010

Nokia Corporation

Stock exchange release

February 1, 2010 at 9.00 (CET +1)

Notice to the Annual General Meeting of Nokia Corporation

Notice is given to the shareholders of Nokia Corporation (the “Company”) to the Annual General Meeting to be held on Thursday, May 6, 2010 at 3:00 p.m. at Helsinki Fair Centre, Amfi Hall, Messuaukio 1, Helsinki, Finland. The reception of persons who have registered for the Meeting will commence at 1:30 p.m.

A. Matters on the agenda of the Annual General Meeting

At the Annual General Meeting, the following matters will be considered:

1. Opening of the Meeting

2. Matters of order for the Meeting

3. Election of the persons to confirm the minutes and to verify the counting of votes

4. Recording the legal convening of the Meeting and quorum

5. Recording the attendance at the Meeting and adoption of the list of votes

6. Presentation of the Annual Accounts 2009, the report of the Board of Directors and the Auditor’s report for the year 2009

• Review by the President and CEO

7. Adoption of the Annual Accounts

8. Resolution on the use of the profit shown on the balance sheet and the payment of dividend

The Board proposes to the Annual General Meeting a dividend of EUR 0.40 per share for the fiscal year 2009. The dividend will be paid to shareholders registered in the Register of Shareholders held by Euroclear Finland Ltd on the record date of the dividend payment, May 11, 2010. The Board proposes that the dividend will be paid on or about May 25, 2010.

9. Resolution on the discharge of the members of the Board of Directors and the President from liability

10. Resolution on the remuneration of the members of the Board of Directors

The Board’s Corporate Governance and Nomination Committee proposes to the Annual General Meeting that the remuneration payable to the members of the Board to be elected at the Annual General Meeting for a term ending at the Annual General Meeting in 2011, be unchanged from 2008 and 2009 and be as follows: EUR 440 000 for the Chairman, EUR 150 000 for the Vice Chairman, and EUR 130 000 for each member. In addition, the Committee proposes that the Chairman of the Audit Committee and Chairman of the Personnel Committee will each receive an additional annual fee of EUR 25 000 and other members of the Audit Committee an additional annual fee of EUR 10 000 each. The Corporate Governance and Nomination Committee proposes that approximately 40 per cent of the remuneration be paid in Nokia shares purchased from the market, which shares shall be retained until the end of the board membership in line with the Nokia policy (except for those shares needed to offset any costs relating to the acquisition of the shares, including taxes).

11. Resolution on the number of members of the Board of Directors

Georg Ehrnrooth, Nokia Board Audit Committee Chairman since 2007 and Board member since 2000, has informed that he will not stand for re-election. The Board’s Corporate Governance and Nomination Committee proposes to the Annual General Meeting that the number of Board members be ten.

12. Election of members of the Board of Directors

The Board’s Corporate Governance and Nomination Committee proposes to the Annual General Meeting that the following current Nokia Board members be re-elected as members of the Board of Directors for a term ending at the Annual General Meeting in 2011: Lalita D. Gupte, Dr. Bengt Holmström, Prof. Dr. Henning Kagermann, Olli-Pekka Kallasvuo, Per Karlsson, Isabel Marey-Semper, Jorma Ollila, Dame Marjorie Scardino, Risto Siilasmaa and Keijo Suila.

13. Resolution on the remuneration of the Auditor

The Board’s Audit Committee proposes to the Annual General Meeting that the external auditor to be elected at the Annual General Meeting be reimbursed according to the invoice of the auditor and in compliance with the purchase policy approved by the Audit Committee.

14. Election of Auditor

The Board’s Audit Committee proposes to the Annual General Meeting that PricewaterhouseCoopers Oy be re-elected as the auditor of the Company for the fiscal year 2010.

15. Resolution on the amendment of the Articles of Association

The Board proposes to the Annual General Meeting the Articles of Association of the Company to be amended as follows:

• Amend the provision on the object of the Company to reflect more precisely its current business activities (Article 2).

• Amend the provision on the notice of a General Meeting to the effect that the provisions on the publication date of the notice corresponds to the amended provisions of the Finnish Companies Act and to allow the publication of the notice in the same manner as the other official disclosures  of the Company (Article 10).

16. Authorizing the Board of Directors to resolve to repurchase the Company’s own shares

The Board proposes that the Annual General Meeting authorize the Board to resolve to repurchase a maximum of 360 million Nokia shares by using funds in the unrestricted shareholders’ equity. Repurchases will reduce funds available for distribution of profits. The shares may be repurchased in order to develop the capital structure of the Company, finance or carry out acquisitions or other arrangements, settle the Company’s equity-based incentive plans, be transferred for other purposes, or be cancelled.

The shares may be repurchased either

a) through a tender offer made to all the shareholders on equal terms; or

b) through public trading by repurchasing the shares in another proportion than that of the current shareholders.

It is proposed that the authorization be effective until June 30, 2011 and terminate the corresponding authorization granted by the Annual General Meeting on April 23, 2009.

17. Authorization to the Board of Directors to resolve on the issuance of shares and special rights entitling to shares

The Board proposes that the Annual General Meeting authorizes the Board to resolve to issue a maximum of 740 million shares during the validity period of the authorization through issuance of shares or special rights entitling to shares (including stock options) under Chapter 10, Section 1 of the Finnish Companies Act in one or more issues.

The Board proposes that the authorization may be used to develop the Company’s capital structure, diversify the shareholder base, finance or carry out acquisitions or other arrangements, settle the Company’s equity-based incentive plans, or for other purposes resolved by the Board.

It is proposed that the authorization include the right for the Board to resolve on all the terms and conditions of the issuance of shares and such special rights, including to whom shares or special rights may be issued as well as the consideration to be paid. The authorization thereby includes the right to deviate from the shareholders’ pre-emptive rights within the limits set by law.

It is proposed that the authorization be effective until June 30, 2013 and terminate the corresponding authorization granted by the Annual General Meeting on May 3, 2007.

18. Closing of the Meeting

B. Documents of the Annual General Meeting

The proposals of the Board of Directors and its Committees relating to the agenda of the Annual General Meeting as well as this notice are available on the Company’s website at www.nokia.com/agm. The “Nokia in 2009” document, which includes the Company’s annual accounts, the review of the Board of Directors and the auditor’s report, is scheduled to be available on the above-mentioned website on week 12. The proposals of the Board of Directors and the annual accounts are also available at the Meeting. Copies of these documents and of this notice will be sent to shareholders upon request.

C. Instructions for the participants in the Annual General Meeting

1. The right to participate and registration

Each shareholder, who is registered on April 26, 2010 in the Register of Shareholders of the Company held by Euroclear Finland Ltd, has the right to participate in the Annual General Meeting. A shareholder, whose shares are registered on his/her personal book-entry account, is registered in the Register of Shareholders of the

Company. A shareholder, who wants to participate in the Annual General Meeting, shall register for the Meeting by giving a prior notice of participation no later than April 30 at 4:00 p.m. (Finnish time) by which time the registration needs to arrive in the Company. Such notice can be given:

a) through Nokia’s website at www.nokia.com/agm (available only for directly registered shareholders);

b) by telephone to +358 7180 34700 from Monday to Friday at 10:00 a.m. to 4:00 p.m. (Finnish time);

c) by telefax to +358 7180 38984; or

d) by letter to the Registry of Shareholders, Nokia Corporation, P.O. Box 226, Fl-00045 NOKIA GROUP.

In connection with the registration, a shareholder shall notify his/her name, personal identification number, address, telephone number, the name of a possible assistant and the name and the personal identification number of a possible proxy representative.

Pursuant to chapter 5, section 25 of the Company’s Act, a shareholder who is present at the Annual General Meeting has the right to request information with respect to the matters to be considered at the Meeting.

2. Advance Voting

A shareholder, who has a Finnish book-entry account, may vote in advance on certain items of the agenda of the Annual General Meeting through the company’s website from February 1, 2010 at 9:00 a.m. to April 30, 2010 at 4:00 p.m. A shareholder voting in advance may not use his/her right under the Finnish Companies Act to ask questions or request a vote and his/her possibility to vote on an item regarding which the decision proposals may have changed after the beginning of the advance voting period may be restricted unless he/she will attend the meeting in person or by way of proxy representation. The conditions and other instructions relating to the electronic advance voting may be found on the company’s website www.nokia.com/agm. The Finnish book-entry account number of the shareholder is needed for voting in advance.

3. Proxy representative and powers of attorney

A shareholder may participate in the Annual General Meeting and exercise his/her rights at the Meeting by way of proxy representation. A proxy representative shall produce a dated proxy document or otherwise in a reliable manner demonstrate his/her right to represent the shareholder at the Annual General Meeting. Should a shareholder participate in the meeting by means of several proxy representatives representing the shareholder with shares in different book-entry accounts, the shares by which each proxy representative represents the shareholder shall be identified in connection with the registration for the Annual General Meeting. Possible proxy documents should be delivered in originals to Nokia’s Registry of Shareholders before the last date for registration.

4. Holders of nominee registered shares

A holder of nominee registered shares is advised without delay to request from his/her custodian bank necessary instructions regarding the registration in the Register of Shareholders of the Company, the issuing of proxy documents and registration for the Annual General Meeting. The account management organization of the custodian bank will register a holder of nominee registered shares, who wants to participate in the general meeting, to be temporarily entered in the shareholders’ register of the company at the latest on May 3, 2010 at 4:00 p.m. Further information on these matters can also be found on the Company’s website www.nokia.com/agm.

5. Other instructions and information

On the date of this notice to the Annual General Meeting, January 28, 2010, the total number of shares and votes in Nokia Corporation is 3 744 956 052.

The Meeting will be conducted in Finnish, and simultaneous translation will be available into Swedish and English.

Espoo, January 28, 2010

BOARD OF DIRECTORS

Media and Investor Contacts:

Nokia

Communications

Tel. +358 7180 34900

Email: press.services@nokia.com

Investor Relations Europe

Tel. +358 7180 34927

Investor Relations US

Tel. +1 914 368 0555

www.nokia.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 1, 2010		Nokia Corporation

	By:	/s/ Kaarina Ståhlberg
		Name:	Kaarina Ståhlberg
		Title:	Assistant General Counsel